JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

October 6, 2008	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

JOURNEY RESOURCES ANNOUNCES
NON-BROKERED PRIVATE PLACEMENT

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES.

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey or the “Company”) is pleased to announce that, subject to regulatory approval, the Company has arranged a non-brokered private placement of up to 12,500,000 units at a price of $0.08 per unit for proceeds of up to $1,000,000. Each unit will consist of one common share and one half of a share purchase warrant, each full warrant exercisable to purchase one additional share at $0.15 per share for a period of two years from the date of issue.

Shares issued pursuant to this non-brokered private placement, as well as any shares issued pursuant to the exercise of the warrants, will be subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with this proposed financing. The net proceeds of the private placement will be used for general working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jack.centerline@telus.net, or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, as forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on beliefs, estimates and opinions of the Corporation’s management on the date the statements are made. The Corporation undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.